Exhibit 99.2

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.
ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

LORUS THERAPEUTICS FILES FINAL SHORT FORM PROSPECTUS
FOR OFFERING OF UNITS

TORONTO, CANADA - July 22, 2011 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Corporation”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that it has filed a final short form prospectus with the securities regulatory authorities in the provinces of Ontario, British Columbia and Alberta in connection with a best efforts offering (the “Offering”) of a minimum of 5,000,000 units of the Corporation (the “Units”) at a price of $0.40 per Unit for gross proceeds of $2,000,000 and a maximum of 10,000,000 Units for gross proceeds of $4,000,000. Each Unit will consist of one common share of the Corporation (a “Common Share”) and one common share purchase warrant of the Corporation (a “Warrant”). Each warrant will entitle the holder to purchase one Common Share for five years after the closing of the Offering at an exercise price of $0.45 per Common Share (the “Exercise Price”). If on any date (the “Accelerated Exercise Date”) the 10-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange equals or exceeds 200% of the Exercise Price, then upon the Corporation sending the holders of Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants.

Euro Pacific Canada Inc. is acting as the Corporation’s agent in connection with the Offering. The closing of the Offering is expected to occur on or about August 2, 2011.

The Corporation expects to use the net proceeds from the Offering to further advance LOR-253 to the end of a Phase I clinical trial and for working capital and general corporate purposes.

Closing of the Offering is subject to certain conditions, including but not limited to, receipt of all necessary securities regulatory approvals, including the approval of the Toronto Stock Exchange.

Herbert Abramson, a director of the Corporation, may purchase up to 2,228,771 Units pursuant to the minimum offering and up to 2,725,000 Units pursuant to the maximum offering. In the event of the completion of the minimum offering of 5,000,000 Units, Mr. Abramson will own, directly or indirectly, 9,220,312 Common Shares (approximately 44.58% of the issued and outstanding Common Shares). In the event of the completion of the maximum offering of 10,000,000 Units, Mr. Abramson will own, directly or indirectly, 9,716,541 Common Shares (approximately 37.8% of the issued and outstanding Common Shares). Mr. Abramson also owns stock options exercisable into 19,999 common shares and warrants exercisable into 3,600,259 common shares. If Mr. Abramson were to subscribe for 2,228,771 Units pursuant to the Minimum Offering (2,725,000 Units pursuant to the Maximum Offering) and exercised all of the options and warrants held by him, Mr. Abramson would own an aggregate of 15,069,341 Common Shares pursuant to the Minimum Offering (16,061,799 pursuant to the Maximum Offering), representing approximately 56.8%
of the then issued and outstanding Common Shares pursuant to the Minimum Offering (50.1% pursuant to the Maximum Offering) on a partially diluted basis, that is, assuming no options or warrants were exercised by other holders.

As Mr. Abramson currently has beneficial ownership of, or control or direction over, more than 10% of the Common Shares, if Mr. Abramson participates in the Offering, it would constitute a “related party transaction” under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The related party transaction would be exempt from the formal valuation and minority shareholder approval requirements under MI 61-101 as at the time the Offering was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Offering as it relates to the related party exceeded 25% of the Corporation’s market capitalization determined in accordance with MI 61-101.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of the Corporation in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to the offering and the purposes for which the net proceeds from the offering will be used and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied risk factors and assumptions could include, among others: our ability to continue to operate as a going concern; any failure to complete the offering (including our inability to obtain regulatory approval); the amount of the actual proceeds of the offering and our use of the proceeds from the offering; our ability to obtain the capital required for research and operations; the possible adverse affect of continuing negative market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus’ recent press releases are available through its website at www.lorusthera.com.  For Lorus' regulatory filings on SEDAR, please go to www.sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).
For further information, please contact:

Lorus Therapeutics Inc.
Elizabeth Williams, Director of Finance, 1-416-798-1200 ext. 372
ewilliams@lorusthera.com